EXHIBIT 99.2
Media release

Rio Tinto calls for resignation of Energy Resources of Australia Chairman

2 October 2022

MELBOURNE--(BUSINESS WIRE)-- Rio Tinto has requested the resignation of Energy Resources of Australia’s (ERA) Chairman Peter Mansell to allow for board renewal and introduce new perspectives to address the material cost and schedule overruns on the critical Ranger rehabilitation project in Australia’s Northern Territory.
Following announcement of the cost and schedule overruns in February 2022, Rio Tinto has sought to work constructively with ERA’s Independent Board Committee (IBC) to find a funding solution to meet its rehabilitation obligations. This included engaging for several months on an interim entitlement offer that was deferred by the IBC in July 2022 when its proposed terms failed to obtain major shareholder support.
Despite this engagement, Rio Tinto has remained deeply concerned that the opposition to further uranium mining on the land of the Mirarr People, the Traditional Owners of the area, has not been appropriately recognised in any funding proposals put forward by the IBC.

Following last week’s release of the Grant Thornton independent valuation report which, in Rio Tinto’s view, failed to appropriately recognise the Mirarr People’s position, Rio Tinto asked the IBC to urgently develop a workable plan to fund the increased rehabilitation costs. To date, a suitable plan addressing the funding concerns has not been presented.

Rio Tinto chief executive Australia Kellie Parker said “Our utmost priority and commitment is to the rehabilitation of the Ranger Project Area in a way that is consistent with the wishes of the Mirarr People. However, given our recent dealings with the IBC and last week’s release of the Grant Thornton valuation report, we do not believe that can be achieved without renewal within ERA’s board.
“We thank Peter Mansell for his contribution to ERA over many years and acknowledge his efforts to find a funding solution. However, there remains a strong difference of opinion between Rio Tinto and the IBC on the terms of rehabilitation funding, with the IBC’s view that successful rehabilitation could underpin potential future growth opportunities, despite the Mirarr People’s long-held opposition to further uranium mining on their country."
“We look forward to working with ERA to facilitate board renewal and urgently develop a workable plan to fund the increased rehabilitation costs.”
Rio Tinto’s consistent position is that the terms of any ERA funding solution should reflect fair value having regard to:
•the material cost overruns and interim funding requirements;
•the Mirarr People’s publicly stated position on the future development of Jabiluka; and
•Rio Tinto’s expectation that its rehabilitation commitment will not generate any financial return.

While a funding solution for the rehabilitation is identified and agreed, Rio Tinto is progressing discussions to amend an existing A$100 million credit facility to assist ERA with its management of immediate liquidity issues.

Rio Tinto reiterates its commitment to the successful rehabilitation of the Ranger Project Area to a standard that will establish an environment similar to the adjacent Kakadu National Park.

This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.
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